UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
Consolidated Water Co. Ltd.
(Name of Issuer)
Common Stock

(Title of Class of Securities)
G23773107

(CUSIP Number)
December 31, 2007

Date of Event Which Requires Filing of the Statement
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G23773107	13G	Page	2	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Asset Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ireland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,201,195 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,201,195 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,201,195 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 8.28% as of 12/31/07 (based on 14,507,106 shares of Common Stock issued and outstanding as of 11/2/07, per Form 10-Q dated 11/9/07)

12	TYPE OF REPORTING PERSON

	IA

CUSIP No.	G23773107	13G	Page	3	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Group NV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Belgium

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,201,195 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,201,195 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,201,195 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 8.28% as of 12/31/07 (based on 14,507,106 shares of Common Stock issued and outstanding as of 11/2/07, per Form 10-Q dated 11/9/07)

12	TYPE OF REPORTING PERSON

	HC

CUSIP No.	G23773107	13G	Page	4	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Asset Management NV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Belgium

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,201,195 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,201,195 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,201,195 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 8.28% as of 12/31/07 (based on 14,507,106 shares of Common Stock issued and outstanding as of 11/2/07, per Form 10-Q dated 11/9/07)

12	TYPE OF REPORTING PERSON

	IA/HC

CUSIP No.	G23773107	13G	Page	5	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KBC Bank NV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Belgium

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,201,195 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,201,195 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,201,195 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 8.28% as of 12/31/07 (based on 14,507,106 shares of Common Stock issued and outstanding as of 11/2/07, per Form 10-Q dated 11/9/07)

12	TYPE OF REPORTING PERSON

	BK/HC

CUSIP No.	G23773107	13G	Page	6	of	11
Item 1(a) Name of Issuer: Consolidated Water Co. Ltd.
Item 1(b) Address of Issuer’s Principal Executive Offices:
Trafalgar Place, West Bay Road
P.O. Box 1114
Grande Cayman, Cayman Islands
BWI E9 00000
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office
Item 2(c) Citizenship
KBC Asset Management Ltd.
Joshua Dawson House
Dawson Street
Dublin 2
Ireland
KBC Group NV
Havenlaan 2
1080 Brussels
Belgium
KBC Asset Management NV
Havenlaan 2,
1080 Brussels
Belgium
KBC Bank NV
Havenlaan 2,
1080 Brussels
Belgium
     2(d) Title of Class of Securities:
Common Stock, par value $0.60 per share
     2(e) CUSIP Number: G23773107
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

CUSIP No.	G23773107	13G	Page	7	of	11

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. : [X]
Item 4 Ownership:
(a) Amount beneficially owned:
Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
(b) Percent of Class:
Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
(c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote:
          Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
          (ii) shared power to vote or to direct the vote:
          Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

CUSIP No.	G23773107	13G	Page	8	of	11
          (iii) sole power to dispose or to direct the disposition of:
          Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
          (iv) shared power to dispose or to direct the disposition of:
          Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.
Item 5 Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8 Identification and Classification of Members of the Group:
Not Applicable.
Item 9 Notice of Dissolution of Group:
Not Applicable.
Item 10 Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G23773107	13G	Page	9	of	11
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this 11th day of June, 2008.

KBC Group NV		KBC Asset Management NV

By:	/s/ Noel O’Halloran	By:	/s/ Noel O’Halloran
Name:	Noel O’Halloran	Name:	Noel O’Halloran
Its:	Executive Director and Chief	Its:	Executive Director and Chief
	Investment Officer of KBC Asset		Investment Officer of KBC Asset
	Management Ltd.		Management Ltd.

KBC Asset Management Ltd.		KBC Bank NV

By:	/s/ Noel O’Halloran	By:	/s/ Noel O’Halloran

Name:	Noel O’Halloran	Name:	Noel O’Halloran
Its:	Executive Director and Chief	Its:	Executive Director and Chief
	Investment Officer		Investment Officer of KBC Asset
Management Ltd.

CUSIP No.	G23773107	13G	Page	10	of	11
INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Declaration Granting Officer Authority